SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: February 07, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On February 07, 2005, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) welcomed the decision by Standard & Poor's to upgrade Rostelecom's long-term credit rating to "B+" from "B" with a stable outlook. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release which welcomed the decision by Standard & Poor's to upgrade Rostelecom's long-term credit rating to "B+" from "B" with a stable outlook.

Exhibit 99

PRESS RELEASE

STANDARD & POOR'S RAISES ROSTELECOM'S LONG-TERM CREDIT RAITING TO "B+" FROM "B"

Moscow - February 07, 2005 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today welcomed the decision by Standard & Poor's to upgrade Rostelecom's long-term credit rating to "B+" from "B" with a stable outlook.

S&P commented in its report that the change in rating reflects the Company's reduced exposure to financial risk and improved market position and business performance.

According to S&P, the effective measures Rostelecom management has taken to control costs and protect its market leadership have further enhanced the Company's credit profile. Rostelecom has benefited from an improved financial position, thanks to declining debt levels and continuing growth of long-distance traffic.

The stable outlook reflects Standard & Poor's expectations that Rostelecom will sustain its sound and improving capital structure and cash flow generation in the near to medium term.

Dmitry Yerokhin, General Director of Rostelecom, said: "This news is extremely positive for the Company and all its stakeholders. S&P's decision to raise Rostelecom's credit rating is recognition of the substantial efforts being made to improve operational efficiency and strengthen our competitive position."

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru